EXHIBIT 99.1

Liquid Media Group Reports Fourth Quarter and Fiscal Year 2021 Financial Results

Q4 Represents First Gross Profit Since Liquid Began Trading on NASDAQ as YVR in 2018

VANCOUVER, British Columbia, April 07, 2022 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), a business solutions company empowering independent producers and content creators from inception through monetization, today reported financial results for its fourth quarter and fiscal year (FY) ended November 30, 2021. All amounts are stated in US dollars unless otherwise indicated.

Highlights:

  For the fiscal year ended November 30, 2021, sales were $767,790, up from $35,487 in FY 2020. Gross profit (loss) for FY 2021 was ($3,755), an improvement of $529,470 from FY 2020 gross profit (loss) of ($533,225).
  Sales for the fourth quarter were $752,170, up from $19,277 in the comparable quarter of FY 2020. Gross profit for the fourth quarter was $301,094, an improvement of $412,246 from the 2020 fourth quarter gross profit (loss) of ($111,152).
  Increases in sales and fourth quarter gross profit resulted primarily from the acquisition of iNDIEFLIX Group Inc. (“iNDIEFLIX”) on September 21, 2021, with iNDIEFLIX’ operations and results being included in Liquid Media’s consolidated financial results from that date.
  During FY 2021, Liquid used $3,572,974 in cash to fund its operations, which compares to $4,973,865 for the comparable FY 2020 period. The decrease was primarily attributable to the Company’s growth through non-cash acquisition strategy, which is bringing complementary businesses into the Liquid Media family in support of Liquid’s end-to-end, four-stage solution engine, and from the fact that some of the most significant elements of the loss for FY 2021 were non-cash charges against the carrying values of certain assets.
  For the fiscal year ended November 30, 2021, net loss was ($12,799,371), compared to a loss of ($6,109,385) for FY 2020. The FY 2021 basic and fully diluted loss was ($0.94) per share compared to ($0.60) per share for FY 2020. Net loss for the fourth quarter was ($8,670,661) compared to a loss of ($899,496) for the comparable quarter of FY 2020.
  Liquid had cash of $4,305,461 and $778,505 in receivables as of November 30, 2021.

“We have made great progress with Liquid's operating business as demonstrated by our dramatic growth in sales and gross profit. Specifically, Liquid is particularly excited by the reporting for Q4 of our first positive gross profit since we began trading as YVR on NASDAQ in 2018 as well as our first significant sales reported for that same period,” said Ron Thomson, CEO of Liquid Media. “This is attributable to the addition of iNDIEFLIX to our family of companies, along with operational improvements and strategic partnerships.”

Recent corporate highlights that contributed to Liquid’s strong revenue performance in the fiscal fourth quarter and fiscal year ended November 30, 2021 and/or have been catalysts for the Company’s progress include:

  On November 2, 2021, Liquid formalized the intake procedures for films, series, documentaries and other professional video content. In parallel, Liquid launched its phase I intelligence and analysis services portal in partnership with Slated, Inc., further enhancing the Company’s analytic and optimization capabilities and Liquid’s four-phase solution engine.
  On September 21, 2021, Liquid completed its acquisition of iNDIEFLIX, a global market leader in educational entertainment or ‘edutainment’. The closing of the acquisition added a key asset to Liquid’s business solution engine, which is designed to drive sustainable growth for independent intellectual property (IP) owners and producers.
  On August 4, 2021, Liquid announced the signing of a letter of intent to acquire Digital Cinema United Holding Ltd. (DCU), which provides content supply chain technology and services supporting independent IP owners, producers, sales agents, alternative content distributors, downstream media platforms and studios. The DCU acquisition was subsequently completed on March 7, 2022.

“Liquid continues to expand its operations, which have grown to include iNDIEFLIX, iGEMStv and Digital Cinema United over the past nine months,” said Thomson. “We are focused on continuing to drive sales growth in 2022 and are excited to be leading the market with our innovative business solution for independent production companies and content creators globally. We believe our timing is excellent and that our value proposition is particularly compelling, especially given our emerging blockchain solution set for independents.”

This earnings release and financial information for the fiscal year ended November 30, 2021 should be read in conjunction with the Company’s audited Consolidated Financial Statements and accompanying Management’s Discussion and Analysis document, and Form 20-F which will be filed on SEDAR and EDGAR.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, enables independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Investor / Business
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Industry
Jane Owen
Jane Owen PR
+1 (323) 819-1122
jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, and include such statements that Liquid will be able to deliver its end-to-end solution to IP creators and to enable independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences. These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.